2.   RESERVE REQUIREMENTS

The Company is not obligated to report under SEC Rule 15c3-3 since, as a limited broker-dealer, its transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in insurance company separate or general accounts. In addition, the Company transmits all funds and delivers all securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money or securities to, customers. As such, the Company meets the exemptive requirements under SEC Rule 15c3-3(k)(1). Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

3.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $11,603, which was $6,603 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 4.26 to 1.00 at December 31, 2015.

4.   RELATED PARTY TRANSACTIONS

The Company shares office space and certain administrative overhead with a related company. In accordance with terms of an agreement reached with the related company, the Company incurred charges totaling $421,964 in 2015 for these services.

5.   SIPC MEMBERSHIP EXCLUSION

The Company has claimed exclusion from SIPC membership for the year ended December 31, 2015 under Section 78ccc(2)(A)ii of the Securities Investor Protection Act of 1970.
